UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            ION MEDIA NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Class A Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    704231109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                    Elizabeth A. Newell, Assistant Secretary
                               NBC Universal, Inc.
                    30 Rockefeller Plaza, New York, NY 10112
                                 (212) 664-3307
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 17, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                               SCHEDULE 13D

----------------------------------------------     -----------------------------
CUSIP No.  70423109                                           Page 2 of 25 Pages
           --------
----------------------------------------------     -----------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                NBC PALM BEACH INVESTMENT I, INC.  13-4078684
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a)  /_/
                (b)  /x/
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
                AF
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                                __

--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                California
--------------------------------- ---------- -----------------------------------
                                      7      SOLE VOTING POWER
           NUMBER OF                         303,035,000*
             SHARES               ---------- -----------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY                         0
              EACH                ---------- -----------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON                          303,035,000*
              WITH                ---------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             0
--------------------------------- ---------- -----------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                303,035,000*
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                     __
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                82.3%**
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)
                CO
--------------- ----------------------------------------------------------------
* Represents 303,035,000 shares of Class A Common Stock issuable upon conversion of 60,607 shares of Preferred Stock by NBC Palm Beach I. Shares of Preferred Stock are not currently convertible and the right to convert is subject to material conditions, including, without limitation, those contained in the Agreements and the applicable FCC regulations. Based on information provided to the Reporting Persons, Citadel Limited Partnership (together with its affiliates, "CLP") beneficially owns 262.33603 shares of 9 3/4% Series A Convertible Preferred Stock convertible into 163,960 shares of Class A Common Stock, which represents 1.6% of the issued and outstanding 9 3/4% Series A Convertible Preferred Stock, and 2,724,207 shares of Class A Common Stock, which represents 4.18% of the issued and outstanding shares of Class A Common Stock. The Reporting Persons expressly disclaim beneficial ownership of the shares of 9 3/4% Series A Convertible Preferred Stock and Class A Common Stock owned by CLP.

** Based on 65,041,313 shares of Class A Common Stock outstanding as reported by the Company in its most recent 10-Q Report filed with the Securities and Exchange Commission on November 13, 2006, and 303,035,000 shares of Class A Common Stock issuable upon conversion of 60,607 shares of Preferred Stock by NBC Palm Beach I.

                                               SCHEDULE 13D

----------------------------------------------     -----------------------------
CUSIP No.  70423109                                           Page 4 of 25 Pages
           --------
----------------------------------------------     -----------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                NBC PALM BEACH INVESTMENT II, INC.  13-4078685
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a)  /_/
                (b)  /x/
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
                AF
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                                __

--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                California
--------------------------------- ---------- -----------------------------------
                                      7      SOLE VOTING POWER
           NUMBER OF                         0
             SHARES               ---------- -----------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY                         0
              EACH                ---------- -----------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON                          0
              WITH                ---------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             0
--------------------------------- ---------- -----------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                15,455,062*
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                     __
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                23.8%**
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)
                CO
--------------- ----------------------------------------------------------------
* Represents 15,455,062 shares of Class A Common Stock issuable upon exercise of the Call Right by NBC Palm Beach II pursuant to the Call Agreement. The Call Right is not currently exercisable and is subject to material conditions, including, without limitation, those contained in the Agreements and the applicable FCC regulations. Based on information provided to the Reporting Persons, CLP beneficially owns
         262.33603 shares of 9 3/4% Series A Convertible Preferred Stock convertible into 163,960 shares of Class A Common Stock, which represents 1.6% of the issued and outstanding 9 3/4% Series A Convertible Preferred Stock, and 2,724,207 shares of Class A Common Stock, which represents 4.18% of the issued and outstanding shares of Class A Common Stock. The Reporting Persons expressly disclaim beneficial ownership of the shares of 9 3/4% Series A Convertible Preferred Stock and Class A Common Stock owned by CLP.

** Based on 65,041,313 shares of Class A Common Stock outstanding as reported by the Company in its most recent 10-Q Report filed with the Securities and Exchange Commission on November 13, 2006.

                                               SCHEDULE 13D

----------------------------------------------     -----------------------------
CUSIP No.  70423109                                           Page 6 of 25 Pages
           --------
----------------------------------------------     -----------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                NBC UNIVERSAL, INC.  14-1682529
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a)  /_/
                (b)  /x/
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
                WC
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                                __
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
--------------------------------- ---------- -----------------------------------
                                      7      SOLE VOTING POWER
           NUMBER OF                         0
             SHARES               ---------- -----------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY                         0
              EACH                ---------- -----------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON                          0
              WITH                ---------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             0
--------------------------------- ---------- -----------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                318,490,062*
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                     __
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                86.5%**
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)
                CO
--------------- ----------------------------------------------------------------
* Represents 303,035,000 shares of Class A Common Stock issuable upon conversion of 60,607 shares of Preferred Stock by NBC Palm Beach I and 15,455,062 shares of Class A Common Stock issuable upon exercise of the Call Right by NBC Palm Beach II. Shares of Preferred Stock and the Call Right are not currently convertible or exercisable and the right to convert or exercise is subject to material conditions, including, without limitation, those contained in the Agreements and the applicable FCC regulations. Based on information provided to the Reporting Persons, CLP beneficially owns 262.33603 shares of 9 3/4% Series A Convertible Preferred Stock convertible into 163,960 shares of Class A Common Stock, which represents 1.6% of the issued and outstanding 9 3/4% Series A Convertible Preferred Stock, and 2,724,207 shares of Class A Common Stock, which represents 4.18% of the issued and outstanding shares of Class A Common Stock. The Reporting Persons expressly disclaim beneficial ownership of the shares of 9 3/4% Series A Convertible Preferred Stock and Class A Common Stock owned by CLP.

** Based on 65,041,313 shares of Class A Common Stock outstanding as reported by the Company in its most recent 10-Q Report filed with the Securities and Exchange Commission on November 13, 2006, and 303,035,000 shares of Class A Common Stock issuable upon conversion of 60,607 shares of Preferred Stock by NBC Palm Beach I.

                                               SCHEDULE 13D

----------------------------------------------     -----------------------------
CUSIP No.  70423109                                          Page 8 of 25 Pages
           --------
----------------------------------------------     -----------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                NATIONAL BROADCASTING COMPANY HOLDING, INC.  13-3448662
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a)  /_/
                (b)  /x/
-------------- -----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
                WC
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                                __
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
--------------------------------- ---------- -----------------------------------
                                      7      SOLE VOTING POWER
           NUMBER OF                         Disclaimed (See 11 below)
             SHARES               ---------- -----------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY                         0
              EACH                ---------- -----------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON                          Disclaimed (See 11 below)
              WITH                ---------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             0
--------------------------------- ---------- -----------------------------------
      11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares of Class A Common Stock disclaimed by National Broadcasting Company Holding, Inc.*
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                     __
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Not Applicable (See 11 above)
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)
                CO
--------------- ----------------------------------------------------------------
* NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT NATIONAL BROADCASTING COMPANY HOLDING, INC. IS THE BENEFICIAL OWNER OF ANY OF THE CLASS A COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

                                               SCHEDULE 13D

----------------------------------------------     -----------------------------
CUSIP No.  70423109                                           Page 9 of 25 Pages
           --------
----------------------------------------------     -----------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                GENERAL ELECTRIC COMPANY 14-0689340
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a)  /_/
                (b)  /x/
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
                WC
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                                __

--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                New York
--------------------------------- ---------- -----------------------------------
                                      7      SOLE VOTING POWER
           NUMBER OF                         Disclaimed (See 11 below)
             SHARES               ---------- -----------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY                         0
              EACH                ---------- -----------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON                          Disclaimed (See 11 below)
              WITH                ---------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             0
--------------------------------- ---------- -----------------------------------
      11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares of Class A Common Stock disclaimed by General Electric Company.*
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                     __
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Not Applicable (See 11 above)
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)
                CO
--------------- ----------------------------------------------------------------
* NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT GENERAL ELECTRIC COMPANY IS THE BENEFICIAL OWNER OF ANY OF THE CLASS A COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

          This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the
Schedule 13D filed on September 27, 1999 (the "Initial Schedule 13D"), as amended by Amendment No. 1 filed on February 14, 2003 and Amendment No. 2 filed on November 9, 2005 (together with the Initial Schedule 13D, the "Schedule 13D"), which relates to shares of Class A Common Stock ("Class A Common Stock"), par value $0.001 per share, of ION Media Networks, Inc., f/k/a/ Paxson Communications Corp. (the "Company"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2.  Identity and Background.

         Paragraph 5 of Item 2 is hereby amended and restated in its entirety to read as follows:

         "As of the date hereof, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of NBC Palm Beach I, NBC Palm Beach II, NBCU, NBC Holding and GE are set forth on Schedules A, B, C, D and E attached hereto, respectively."

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and supplemented to read as follows:

         "On January 17, 2007, NBCU and Citadel Limited Partnership (together with its affiliates, "CLP") entered into a Letter of Intent (the "Letter of Intent"), pursuant to which NBCU agreed to work together and negotiate exclusively with CLP between January 17, 2007 and May 7, 2007 (the "Exclusivity Period") with respect to a potential transaction involving the Company (the "Proposed Transaction"). If the board of directors of the Company (the "Board") does not approve the Proposed Transaction by March 31, 2007, NBCU will have a right to terminate the Exclusivity Period with respect to NBCU and its representatives. In the event NBCU exercises its termination right, the Exclusivity Period will no longer be applicable to CLP and CLP will have a right of first refusal, until May 7, 2007, regarding any transaction NBCU or its affiliates intend to enter into with respect to the securities of the Company that NBCU and its affiliates currently own. The Letter of Intent also includes certain proposed non-binding terms (the "Term Sheet") of the Potential Transaction. This description of the Letter of Intent is not complete and is subject to the terms of the Letter of Intent, attached hereto as Exhibit 20.

         On January 17, 2007, NBCU and CLP submitted a letter (the "Letter") to the Board: (i) proposing the Proposed Transaction set forth in the Term Sheet and (ii) informing the Board that NBCU will propose CIG Media LLC, a newly formed Delaware limited liability company owned by affiliates of CLP, as the permitted transferee pursuant to the Call Agreement. This description of the Letter is not complete and is subject to the terms in the Letter attached hereto as Exhibit 21."

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and supplemented to read as follows:

"(a) As a result of the Letter of Intent and the Letter described in Item 4, NBCU, the NBCU entities and CLP may be deemed to be a group for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended; however, neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of any shares of equity securities owned by CLP and/or its affiliates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) As a result of the Letter of Intent and the Letter described in Item 4, NBCU, the NBCU entities and CLP may be deemed to be a group for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended; however, neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons have the sole or shared power to vote or direct the vote or dispose or direct the disposition of any shares of equity securities owned by CLP and/or its affiliates for purposes of Section 13(d) of the Securities

Exchange Act of 1934, as amended, or for any other purpose, and such sole or shared power to vote or direct the vote or dispose or direct the disposition of such shares of equity securities is expressly disclaimed."

Item 7.  Materials to be Filed as Exhibits.

   Exhibit No.          Description
   Exhibit 20           Letter of Intent, dated January 17, 2007, between NBC
                        Universal, Inc. and Citadel Limited Partnership.
   Exhibit 21           Letter, dated January 17, 2007, from NBC Universal, Inc.
                        and Citadel Limited Partnership to the Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                GENERAL ELECTRIC COMPANY

                                By:         /s/ Richard Cotton
                                ------------------------------------------------
                                Name:       Richard Cotton
                                Title:      Authorized Signatory


                                NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                By:         /s/ Elizabeth A. Newell
                                ------------------------------------------------
                                Name:       Elizabeth A. Newell
                                Title:      Assistant Secretary


                                NBC UNIVERSAL, INC.

                                By:         /s/ Elizabeth A. Newell
                                ------------------------------------------------
                                Name:       Elizabeth A. Newell
                                Title:      Assistant Secretary


                                NBC PALM BEACH Investment I, INC.

                                By:         /s/ Elizabeth A. Newell
                                ------------------------------------------------
                                Name:       Elizabeth A. Newell
                                Title:      Assistant Secretary


                                 NBC PALM BEACH Investment II, INC.

                                 By:        /s/ Elizabeth A. Newell
                                ------------------------------------------------
                                 Name:      Elizabeth A. Newell
                                 Title:     Assistant Secretary


Dated:  January 17, 2007

                                                SCHEDULE A

                                   Directors and Executive Officers of
                                    NBC Palm Beach Investment I, Inc.


                                                DIRECTORS

Name                            Present Principal Occupation     Present Business Address   Citizenship

Lynn Calpeter                   Chief Financial Officer, NBC     30 Rockefeller Plaza       United States
                                Universal, Inc.                  New York, NY 10112

Richard Cotton                  Executive Vice President and     30 Rockefeller Plaza       United States
                                General Counsel                  New York, NY 10112

                                            EXECUTIVE OFFICERS

Name                            Present Principal Occupation     Present Business Address   Citizenship

Robert C. Wright                President                        30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

John Apadula                    Vice President and Assistant     30 Rockefeller Plaza       United States
                                Treasurer                        New York, NY 10112

J.W. Ireland III                Vice President                   30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Lynn Calpeter                   Vice President and Treasurer     30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Richard Cotton                  Vice President and Secretary     30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Todd Davis                      Vice President and Assistant     30 Rockefeller Plaza       United States
                                Treasurer                        New York, NY 10112

Charles Fournier                Assistant Secretary              30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Stephen H. Gordon               Vice President and Assistant     30 Rockefeller Plaza       United States
                                Treasurer                        New York, NY 10112

Bill LeBeau                     Assistant Secretary              30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Jennifer D. Mayhew              Vice President and Assistant     30 Rockefeller Plaza       United States
                                Treasurer                        New York, NY 10112

Maricela S. Mozqueda            Assistant Secretary              30 Rockefeller Plaza       United States
                                                                 New York, NY 10112


                                       i



Elizabeth A. Newell             Assistant Secretary              30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Brian O'Leary                   Vice President and Assistant     30 Rockefeller Plaza       United States
                                Treasurer                        New York, NY 10112

Marc Palotay                    Vice President and Assistant     30 Rockefeller Plaza       United States
                                Treasurer                        New York, NY 10112

Scott Seeley                    Assistant Secretary              30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Susan Weiner                    Assistant Secretary              30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

                                                SCHEDULE B

                                   Directors and Executive Officers of
                                    NBC Palm Beach Investment II, Inc.


                                                DIRECTORS

Name                            Present Principal Occupation     Present Business Address   Citizenship

Lynn Calpeter                   Chief Financial Officer, NBC     30 Rockefeller Plaza       United States
                                Universal, Inc.                  New York, NY 10112


Richard Cotton                  Executive Vice President and     30 Rockefeller Plaza       United States
                                General Counsel                  New York, NY 10112

                                            EXECUTIVE OFFICERS

Name                            Present Principal Occupation     Present Business Address   Citizenship

Robert C. Wright                President                        30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

John Apadula                    Vice President and Assistant     30 Rockefeller Plaza       United States
                                Treasurer                        New York, NY 10112

J.W. Ireland III                Vice President                   30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Lynn Calpeter                   Vice President and Treasurer     30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Richard Cotton                  Vice President and Secretary     30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Todd Davis                      Vice President and Assistant     30 Rockefeller Plaza       United States
                                Treasurer                        New York, NY 10112

Charles Fournier                Assistant Secretary              30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Stephen H. Gordon               Vice President and Assistant     30 Rockefeller Plaza       United States
                                Treasurer                        New York, NY 10112

Bill LeBeau                     Assistant Secretary              30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Jennifer D. Mayhew              Vice President and Assistant     30 Rockefeller Plaza       United States
                                Treasurer                        New York, NY 10112

Maricela S. Mozqueda            Assistant Secretary              30 Rockefeller Plaza       United States
                                                                 New York, NY 10112


                                      iii



Elizabeth A. Newell             Assistant Secretary              30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Brian O'Leary                   Vice President and Assistant     30 Rockefeller Plaza       United States
                                Treasurer                        New York, NY 10112

Marc Palotay                    Vice President and Assistant     30 Rockefeller Plaza       United States
                                Treasurer                        New York, NY 10112

Scott Seeley                    Assistant Secretary              30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

Susan Weiner                    Assistant Secretary              30 Rockefeller Plaza       United States
                                                                 New York, NY 10112

                                                SCHEDULE C

                                   Directors and Executive Officers of
                                           NBC Universal, Inc.


                                                DIRECTORS

Name                               Present Business Address                  Present Principal Occupation

J. R. Immelt                       General Electric Company                  Chairman of the Board and Chief Executive
                                   3135 Easton Turnpike                      Officer, General Electric Company
                                   Fairfield, CT  06828


R. C. Wright                       NBC Universal, Inc.                       Vice Chairman of the Board and Executive Officer,
                                   30 Rockefeller Plaza                      General Electric Company; Chairman, President and Chief
                                   New York, NY  10112                       Executive Officer, NBC Universal, Inc.


L. Calpeter                        NBC Universal, Inc.                       Executive Vice President and Chief Financial
                                   30 Rockefeller Plaza                      Officer, NBC Universal, Inc.
                                   New York, NY  10112


E. Comstock                        NBC Universal, Inc.                       President, NBCU Digital Media & Market
                                   30 Rockefeller Plaza                      Development, NBC Universal, Inc.
                                   New York, NY  10112


R. De Metz(*)                      Vivendi Universal S.A.                    Executive Vice President, Mergers and
                                   42 Avenue de Friedland                    Acquisitions, Vivendi Universal S.A.
                                   75380 Paris Cedex, 08
                                   France

D. Ebersol                         NBC Universal, Inc.                       Chairman, NBCU Sports & Olympics, NBC Universal,
                                   30 Rockefeller Plaza                      Inc.
                                   New York, NY  10112


Jean-Rene Fourtou(*)               Vivendi Universal S.A.                    Chairman, Chief Executive Officer, and Director,
                                   42 Avenue de Friedland                    Vivendi Universal S.A.
                                   75380 Paris Cedex, 08
                                   France

J. W. Ireland III                  NBC Universal, Inc.                       President, NBC and Telemundo TV Stations, NBC
                                   30 Rockefeller Plaza                      Universal, Inc.
                                   New York, NY  10112


Jean-Bernard Levy(*)               Vivendi Universal S.A.                    Chief Operating Officer, Vivendi Universal S.A.
                                   42 Avenue de Friedland
                                   75380 Paris Cedex, 08
                                   France

R. Meyer                           Universal Studios, Inc.                   President, Chief Operating Officer, and Director,
                                   100 Universal City Plaza                  Universal Studios, Inc. and Vivendi Universal
                                   Universal City, CA 91608                  Entertainment LLLP



                                       v

K. S. Sherin                       General Electric Company                  Senior Vice President and Chief Financial
                                   3135 Easton Turnpike                      Officer, General Electric Company
                                   Fairfield, CT  06828


M. Shmuger                         Universal Pictures Division               Chairman, Universal Pictures Group
                                   100 Universal City Plaza
                                   Universal City, CA 91608


T. L. Williams                     Universal Studios Florida                 Chairman and Chief Executive Officer, Universal
                                   1000 Universal Studios Plaza              Parks & Resorts Group
                                   Orlando, FL  32819


J. Zucker                          NBC Universal, Inc.                       Chief Executive Officer - NBCU TV Group, NBC Universal,
                                   30 Rockefeller Plaza                      Inc.
                                   New York, NY  10112



Citizenship:
------------
All:     United States, except as noted (*).  Asterisk denotes three individuals as French citizens.



                                            EXECUTIVE OFFICERS

Name                           Present Business Address                           Present Principal Occupation

R. C. Wright                   NBC Universal, Inc.                                Vice Chairman of the Board and Executive Officer,
                               30 Rockefeller Plaza                               General Electric Company; Chairman, President and
                               New York, NY  10112                                Chief Executive Officer, NBC Universal, Inc.



L. Calpeter                    NBC Universal, Inc.                                Executive Vice President,
                               30 Rockefeller Plaza                               Chief Financial Officer, and
                               New York, NY  10112                                Treasurer

B. Campbell                    NBC Universal, Inc.                                Executive Vice President,
                               30 Rockefeller Plaza
                               New York, NY  10112

E. Comstock                    NBC Universal, Inc.                                President
                               30 Rockefeller Plaza
                               New York, NY  10112

R. Cotton                      NBC Universal, Inc.                                Executive Vice President and General Counsel
                               30 Rockefeller Plaza
                               New York, NY  10112



D. Ebersol                     NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112



J. W. Eck                      NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112






                                       vi


J. W. Ireland III              NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112


D. Linde                       NBC Universal, Inc.                                Executive Vice President
                               NBC Universal Studios
                               100 Universal City Plaza
                               Universal City, CA  91608

R. Meyer                       NBC Universal, Inc.                                Executive Vice President
                               NBC Universal Studios
                               100 Universal City Plaza
                               Universal City, CA  91608

M. Saperstein                  NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112


C. Shields                     NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112



M. Shmuger                     NBC Universal, Inc.                                Executive Vice President
                               NBC Universal Studios
                               100 Universal City Plaza
                               Universal City, CA  91608


P. Smith                       NBC Universal, Inc.                                Executive Vice President
                               NBC Universal Studios
                               80 - 110 New Oxford Street
                               London, WC/A 1HB
                               England


T. Williams                    NBC Universal, Inc.                                Executive Vice President
                               Universal Studios
                               1000 Universal Studios Plaza
                               Orlando, FL  32819


J. Zucker                      NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112





Citizenship:
------------

P. Smith                       UK
All Others                     U.S.

                                                SCHEDULE D

                                   Directors and Executive Officers of
                               National Broadcasting Company Holdings, Inc.


                                                DIRECTORS

Name                             Present Business Address                    President Principal Occupation

J.I. Cash, Jr.                   General Electric Company                    Former Professor of Business
                                 3135 Easton Turnpike                        Administration-Graduate
                                 Fairfield, CT  06828                        School of Business
                                                                             Administration, Harvard University


Sir William Castell              215 Evston Road                             Chairman, The Welcome Trust
                                 London NWI 2BE
                                 England (U.K.)


A.M. Fudge                       Young & Rubicam Brands                      Former Chairman and Chief Executive
                                 285 Madison Avenue                          Officer,
                                 New York, NY  10017                         Young & Rubicam Brands



C.X. Gonzalez                    Kimberly-Clark de Mexico, S.A. de C.V.      Chairman of the Board and Chief Executive
                                 Jose Luis Lagrange 103,                     Officer, Kimberly-Clark de Mexico, S.A. de C.V.
                                 Tercero Piso Colonia Los Morales
                                 Mexico, D.F. 11510, Mexico


S. Hockfield                     Massachusetts Institute of Technology       President, Massachusetts Institute of
                                 77 Massachusetts Avenue                     Technology
                                 Building 3-208
                                 Cambridge, MA 02139


Jeffrey R. Immelt                General Electric Company                    Chairman of the Board and Chief
                                 3135 Easton Turnpike                        Executive Officer, General Electric
                                 Fairfield, CT  06828                        Company



A. Jung                          Avon Products                               Chairman and Chief Executive
                                 1345 Avenue of the Americas                 Officer, Avon Products, Inc.
                                 New York, NY  10105



A.G. Lafley                      The Proctor & Gamble Company                Chairman of the Board, President
                                 1 Proctor & Gamble Plaza                    and Chief Executive Officer, The
                                 Cincinnati, OH  45202-3315                  Proctor & Gamble Company



R.W. Lane                        Deere & Company                             Chairman and Chief Executive Officer,
                                 One John Deere Place                        Deere & Company
                                 Moline, Illinois 61265


R.S. Larsen                      Johnson & Johnson                           Former Chairman and Chief Executive
                                 100 Albany Street                           Officer, Johnson & Johnson
                                 Suite 200
                                 New Brunswick, NJ  08901

R.B. Lazarus                     Ogilvy & Mather Worldwide                   Chairman and Chief
                                 309 West 49th Street                        Executive Officer, Ogilvy & Mather
                                 New York, NY  10019-7316                    Worldwide


S. Nunn                          Sam Nunn School of                          Retired Partner, King & Spalding
                                 International Affairs
                                 Georgia Institute of Technology
                                 781 Marietta Street, NW
                                 Atlanta, Georgia 30318

R.S. Penske                      Penske Corporation                          Chairman of the Board
                                 2555 Telegraph Road                         and President,
                                 Bloomfield Hills, MI                        Penske Corporation
                                 48302-0954


R.J. Swieringa                   S.C. Johnson Graduate School                Anne and Elmer Lindseth Dean and
                                 Cornell University                          Professor of Accounting, S.C.
                                 207 Sage Hall                               Johnson Graduate School
                                 Ithaca, NY  14853-6201                      Cornell University



                                      viii


D.A. Warner III                  J.P. Morgan Chase & Co.,                    Retired Chairman of the
                                 The Chase Manhattan Bank and                Board, J.P. Morgan Chase & Co.,
                                 Morgan Guaranty Trust Co. of New York       The Chase Manhattan Bank and
                                 345 Park Avenue                             Morgan Guaranty Trust Co. of New
                                 New York, NY 10154                          York



Robert C. Wright                 NBC Universal, Inc.                         Vice Chairman of the Board and Executive Officer,
                                 30 Rockefeller Plaza                        General Electric Company;
                                 New York, NY  10112                         Chairman & Chief Executive
                                                                             Officer, NBC Universal, Inc.




Citizenship:
------------

W. Castell                    U.K.
A. Jung                       Canada
C.X. Gonzalez                 Mexico
All Others                    U.S.A.

                                            EXECUTIVE OFFICERS


Name                             Present Business Address                     Present Principal Occupation

Robert C. Wright                 NBC Universal, Inc.                          Chairman, Chief
                                 30 Rockefeller Plaza                         Executive Officer
                                 New York, NY 10112


Todd Davis                       NBC Universal, Inc.                          Assistant Treasurer
                                 30 Rockefeller Plaza
                                 New York, NY 10112

Brian O'Leary                    NBC Universal, Inc.                          Assistant Treasurer
                                 30 Rockefeller Plaza
                                 New York, NY 10112

Eliza Fraser                     General Electric Company                     Assistant Secretary
                                 3135 Easton Turnpike
                                 Fairfield, CT 06828

Elizabeth Newell                 NBC Universal, Inc.                          Assistant Secretary
                                 30 Rockefeller Plaza
                                 New York, NY 10112




Citizenship:
------------

All:  U.S.

                                                SCHEDULE E

                                   Directors and Executive Officers of
                                         General Electric Company


                                                DIRECTORS

Name                      Present Principal Occupation                Present Business Address                    Citizenship


J.I. Cash, Jr             Former Professor of Business                General Electric Company                    US
                          Administration-Graduate                     3135 Easton Turnpike
                          School of Business                          Fairfield, CT 06828
                          Administration, Harvard University

Sir William Castell       Chairman, The Welcome Trust                 215 Evston Road                             United Kingdom
                                                                      London NWI 2BE
                                                                      England (U.K.)


A.M. Fudge                Chairman and Chief Executive Officer,       Young & Rubicam Brands                      US
                          Young & Rubicam Brands                      285 Madison Avenue
                                                                      New York, NY 10017



C.X. Gonzalez             Chairman of the Board and Chief Executive   Kimberly-Clark de Mexico, S.A. de C.V.      Mexico
                          Officer, Kimberly-Clark de Mexico, S.A.      Jose Luis Lagrange 103,
                          de C.V.                                     Tercero Piso Colonia Los Morales
                                                                      Mexico, D.F. 11510, Mexico


S. Hockfield              President, Massachusetts Institute of       Massachusetts Institute of Technology       US
                          Technology                                  77 Massachusetts Avenue
                                                                      Building 3-208
                                                                      Cambridge, MA 02139


J.R. Immelt               Chairman of the Board and Chief Executive   General Electric Company                    US
                          Officer, General Electric Company           3135 Easton Turnpike
                                                                      Fairfield, CT 06828



A. Jung                   Chairman and Chief Executive Officer,       Avon Products, Inc.                         Canada
                          Avon Products, Inc.                         1345 Avenue of the Americas
                                                                      New York, NY 10105



A.G. Lafley               Chairman of the Board, President and        The Procter & Gamble Company                US
                          Chief Executive, The Procter & Gamble       1 Procter & Gamble Plaza
                          Company                                     Cincinnati, Oh  45202-3315


R.W. Lane                 Chairman and Chief Executive Officer,       Deere & Company                             US
                          Deere & Company                             One John Deere Place
                                                                      Moline, Illinois 61265


R.S. Larsen               Former Chairman and Chief Executive         Johnson & Johnson                           US
                          Officer                                     100 Albany Street
                                                                      Suite 200
                                                                      New Brunswick, NJ  08901



                                        x

R.B. Lazarus              Chairman and Chief Executive Officer        Ogilvy & Mather Worldwide                   US
                                                                      309 West 49th Street
                                                                      New York, NY 10019-7316


S. Nunn                   Retired Partner, King & Spalding            Sam Nunn School of                          US
                                                                      International Affairs
                                                                      Georgia Institute of Technology
                                                                      781 Marietta Street, NW
                                                                      Atlanta, Georgia 30318

R.S. Penske               Chairman of the Board and President,        Penske Corporation                          US
                          Penske Corporation                          2555 Telegraph Road
                                                                      Bloomfield Hills, MI  48302-0954


R.J. Swieringa            Anne and Elmer Lindseth Dean and            S.C. Johnson Graduate School                US
                          Professor of Accounting                     Cornell University
                                                                      207 Sage Hall
                                                                      Ithaca, NY  14853-6201

D.A. Warner III           Former Chairman of the Board                J. P. Morgan Chase & Co.,                   US
                                                                      The Chase Manhattan Bank and
                                                                      Morgan Guaranty Trust Co. of New York
                                                                      270 Park Avenue
                                                                      New York, NY 10154

R.C. Wright               Vice Chairman of the Board and Executive    NBC Universal, Inc,                         US
                          Officer, General Electric Company;          30 Rockefeller Plaza
                          Chairman, President and CEO, NBC            New York, NY 10112
                          Universal, Inc.




                                                         EXECUTIVE OFFICERS

Name                      Present Principal Occupation                Present Business Address                    Citizenship

J.R. Immelt               Chairman of the Board and Chief Executive   General Electric Company                    US
                          Officer, General Electric Company           3135 Easton Turnpike
                                                                      Fairfield, CT 06828


P.D. Ameen                Vice President and Comptroller              General Electric Company                    US
                                                                      3135 Easton Turnpike
                                                                      Fairfield, CT 06828



K.A. Cassidy              Vice President and GE Treasurer             General Electric Company                    US
                                                                      201 High Ridge Road
                                                                      Stamford, CT 06905-3417


W.J. Conaty               Senior Vice President - Human Resources     General Electric Company                    US
                                                                      3135 Easton Turnpike
                                                                      Fairfield, CT 06828


P. Daley                  Vice President - Corporate Business         General Electric Company                    US
                          Development                                 3135 Easton Turnpike
                                                                      Fairfield, CT 06828


B.B. Denniston III        Senior Vice President and General Counsel   General Electric Company                    US
                                                                      3135 Easton Turnpike
                                                                      Fairfield, CT 06828


J.M. Hogan                Senior Vice President - GE Healthcare       General Electric Company                    US


                                       xi

                                                                      Pollards Wood, Nightingales Lane
                                                                      Chalfont St. Giles
                                                                      HP8 4SP Great Britain


M.A. Neal                 Vice Chairman of General Electric           General Electric Company                    US
                          Company; President & CEO, GE Capital        260 Long Ridge Road
                          Services                                    Stamford, CT  06927


D.R. Nissen               Senior Vice President - GE Consumer         General Electric Company                    US
                          Finance                                     201 High Ridge Road
                                                                      Stamford, CT 06905-3417


J.G. Rice                 Vice Chairman of General Electric           General Electric Company                    US
                          Company; President & CEO, GE                4200 Wildwood Parkway
                          Infrastructure                              Atlanta, GA  30339


K.S. Sherin               Senior Vice President - Finance and Chief   General Electric Company                    US
                          Financial Officer                           3135 Easton Turnpike
                                                                      Fairfield, CT 06828


L.G. Trotter              Vice Chairman of General Electric           General Electric Company                    US
                          Company; President & CEO, GE Industrial     3135 Easton Turnpike
                                                                      Fairfield, CT 06828


R.C. Wright               Vice Chairman of the Board and Executive    NBC Universal, Inc                          US
                          Officer, General Electric Company;          30 Rockefeller Plaza
                          Chairman and CEO,                           New York, NY  10112
                          NBC Universal, Inc.

                                              EXHIBIT INDEX


   Exhibit No.          Description

   Exhibit 20 Letter of Intent, dated January 17, 2007, between NBC Universal, Inc. and Citadel Limited Partnership.

   Exhibit 21           Letter, dated January 17, 2007, from NBC Universal, Inc.
                        and Citadel Limited Partnership to the Company.



                                      xiii